

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2020

Alfred Poor
Chief Executive Officer
Ideanomics, Inc.
55 Broadway, 19th Floor
New York, NY 10006

> **Re: Ideanomics, Inc.**
> **Form 10-K for the Year Ended December 31, 2018**
> **Filed April 1, 2019**
> **Amendment No. 1 to Form 10-Q for the Quarter Ended September 30, 2019**
> **Filed February 14, 2020**
> **File No. 001-35561**

Dear Mr. Poor:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Technology

cc: William N. Haddad